Exhibit 99.3
Northgate Minerals Closes US$150 Million Convertible Note Offering
VANCOUVER, October 5, 2010 — Northgate Minerals Corporation (TSX: NGX, NYSE Amex: NXG) (“Northgate”) is pleased to announce the closing of our previously announced offering of US$150 million convertible notes due 2016 (the “Convertible Notes”). The Convertible Notes bear interest at a rate of 3.5% per year and are convertible into common shares of Northgate at a conversion price of US$4.08 per share. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the Convertible Notes, elect to pay cash or a combination of cash and common shares. Northgate has received net proceeds from the offering of approximately US$144.1 million after deducting the underwriters’ commission and expenses of the offering.
“We are extremely pleased with the closing of this offering, as we are now fully funded to build the Young-Davidson mine” said Ken Stowe, President and CEO. “Committed expenditures for the construction of the mine have surpassed the $150 million mark and the project remains on schedule and on budget. With production at Young-Davidson scheduled to begin in early 2012, we fully expect the project to generate more than sufficient cash flow to repay the convertible notes when they mature in 2016. We are pleased to complete a transaction that does not have a dilutive effect on our stock and is consistent with our commitment to creation of long-term, sustainable value for our shareholders.”
The underwriting syndicate is led by UBS Securities LLC acting as the sole bookrunning manager and includes Canaccord Genuity Corp, CIBC, Mackie Research Capital Corporation, Cormark Securities Inc., Credit Suisse Securities (Canada) Inc., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc. and TD Securities Inc. Northgate has also granted the underwriters a 30-day option to purchase up to an additional US$20 million of Convertible Notes to cover over-allotments.
Northgate intends to use the net proceeds of the offering to finance a portion of the development costs of its Young-Davidson gold mine near Matachewan, Ontario. Northgate’s cash balance as of June 30, 2010 was approximately US$204 million and as a result of the success of this offering, Northgate now has sufficient funds to construct the Young-Davidson mine, which is currently scheduled to begin producing gold in early 2012.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Convertible Notes in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
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Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties.

Cautionary Note Regarding Forward-Looking Statements and Information:
This Northgate press release contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the proposed offering, the anticipated use of proceeds and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might” “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 or under the heading “Risks and Uncertainties” in Northgate’s 2009 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.
For further information, please contact:
Ms. Keren R. Yun
Director, Investor Relations
Tel: 416-216-2781
Email: ngx@northgateminerals.com
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